File No. 70-8423

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       AMENDMENT NO. 9 (POST-EFFECTIVE) TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                             CSW INTERNATIONAL, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                             CSW International, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                             New York, NY 10005-1413

                   (Names and addresses of agents for service)

                   Respectfully request that copies be sent to:

                                  Edwin F. Feo
                         Milbank, Tweed, Hadley & McCloy
                            601 South Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017

                  Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Public Utility Holding
Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and wholly-owned nonutility subsidiary of CSW ("CSWI"), hereby file this Amendment No. 9 (post-effective) to the Form U-1 Application-Declaration (the "Application-Declaration") to amend the Application-Declaration in the manner described below. Except as provided in this Amendment No. 9, the Application-Declaration remains as previously filed. Each capitalized term used and not otherwise defined in this Amendment No. 9 shall have the meaning assigned to such term in the Application-Declaration as previously filed.

                  CSW and Energy received authority of the Commission by order dated November 3, 1994 (HCAR No. 26156) and a supplemental order dated September 27, 1995 (HCAR No. 26383) making effective the application-declaration in File No. 70-8423 (collectively, the "Orders"), among other things, (i) to organize CSWI and certain other subsidiaries meeting certain specifications set forth in the application-declaration in File No. 70-8423 (the "Project Parents") to invest in Exempt Projects in an amount up to 50% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW (which has since been increased to an amount up to 100% of CSW's "consolidated retained earnings," pursuant to HCAR 35-26693, dated January 24, 1997, as described below) and up to $3 billion for such investments for which there is not recourse to CSW, (ii) to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and (iii) for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, the "Guarantees") concerning CSWI's or Project Parents' activities permitted under the Orders. In addition, the Orders in such file authorize CSW, directly or indirectly, to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects (collectively, "Service Activities"). Such authorization expires on December 31, 1997.
                  In summary, the Applicants seek a supplemental order of the Commission (i) to extend the authorization under the Orders until December 31, 2002, (ii) under Sections 6(a), 7 and 12(b) of the Act, and Rule 43 thereunder, that authorizes Energy and/or CSWI, in connection with proposed investments by CSW, Energy and CSWI in direct or indirect subsidiaries of Energy or CSWI organized pursuant to authority (a) under Rule 58 ("Rule 58 Companies"), each of which subsidiaries will be an energy-related company, as such term is defined in Rule 58 under the Act, or (b) under the Orders, each of which subsidiaries will engage in Service Activities outside the United States ("Foreign Service Companies"), to guaranty the securities, or performance of payment obligations under agreements, of Rule 58 Companies and Foreign Service Companies1 in an aggregate amount not to exceed $200 million, (iii) under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43, 45 and 51 thereunder that authorizes CSW, Energy and/or CSWI to acquire the securities of direct or indirect subsidiaries of CSW, Energy or CSWI that will hold the securities of Rule 58 Companies and Foreign Service Companies, (iv) under Section 13(b) of the Act, and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder, that authorizes Rule 58 Companies and Foreign Service Companies to enter into contracts or agreements for services to be rendered by Central and South West Services, Inc. ("CSW Services") or the domestic operating utility subsidiaries of CSW (collectively, the "Operating Subsidiaries"), each in accordance with the terms, conditions and restrictions set forth in Section 7 of Item 1 of the Application-Declaration, except that (in accordance with Rule 83 under the Act) Foreign Service Companies seek to offer services to its affiliates that do not derive, directly or indirectly, any material part of its income from sources within the United States and (v) for such other relief as may be required under the Act but has not been specifically referred to herein. Under the current limitations set forth in Rule 58 under the Act, no Foreign Service Company will become a Rule 58 Company without further Commission approval or authorization.
                  As of the date of this Amendment No. 9 (post-effective), the Applicants have engaged (directly or indirectly) in domestic activities such as certain of those activities in which Rule 58 Companies will be engaged and in international activities such as certain of the Service Activities in which Foreign Service Companies will be engaged. Such domestic activities include (among others) performing operation and maintenance services for two related QFs in Florida in a manner that has resulted in high capacity factor, low cost operations of such QFs; design, engineering and construction management services to a QF in Texas in a manner that was on budget and on schedule; and refurbishing, operation and management services to an EWG in Texas in a manner that was on budget and on schedule. International activities include (among others) overseeing the management and the operation of a regional electric company in England in a manner that used CSW's experience managing the operation of domestic operating utility to realize certain operating efficiencies for such FUCO; designing, engineering, managing construction and providing operating services to a greenfield FUCO in Mexico; consulting with a government agency in New Zealand to operate a coal-fired electric generation plant in a more efficient, cost-effective manner; and acting as the lead investigator to perform the due diligence and evaluate the management and operation services of existing utility enterprises in connection with a joint bid in Turkey and Australia. Item
1. Description of the Proposed Transaction.
                  The Application-Declaration is hereby amended to replace the date "December 31, 1997" at each place that it occurs therein with the date "December 31, 2002."
                  Section 7 of Item 1 is hereby amended to delete the last sentence thereof in its entirety and replace such sentence with the following:
"Energy does not and, without the prior approval or authority of the Commission, will not provide services to CSW Services or the Operating Subsidiaries."
     Item 1 of the Application-Declaration is hereby amended to add the following section at the end thereof:
                           "(11) Request for O&M Guarantee Authority. Energy and CSWI will hold the securities of Rule 58 Companies and Foreign Service Companies either directly or indirectly through subsidiaries ("O&M Holding Companies") that may own the securities of Rule 58 Companies and Foreign Service Companies. O&M Holding Companies will be special purpose subsidiaries that will hold the securities of Rule 58 Companies and Foreign Service Companies but will not engage in the activities to be performed by Rule 58 Companies or Foreign Service Companies. The Applicants will establish O&M Holding Companies to insulate CSW, Energy and CSWI from potential liability that may arise from the activities of Rule 58 Companies or Foreign Service Companies (e.g., potential personal injury liability, environmental liability, etc.). In addition, the Applicants may desire to consolidate certain accounting, legal and other overhead activities shared by Rule 58 Companies and Foreign
         Service Companies. O&M Holding Companies will maintain records sufficient to keep overhead charges applicable to Rule 58 Companies separate from Foreign Service Companies and to ensure that accurate Rule 24 reports may be made to the Commission in accordance with the Orders.
                           The Applicants anticipate that each of the Rule 58 Companies and Foreign Service Companies will require the ability to provide guarantees, letters of credit, bid bonds or other credit support to compete effectively in the marketplace and secure contracts to engage in energy-related activities and Service Activities, respectively. The inability of Rule 58 Companies and Foreign Service Companies to provide such guarantees, letters of credit, bid bonds or other credit support on a timely basis will variously prevent, hinder or make more costly CSW's participation in the markets for energy-related activities and Service Activities, respectively.
                           The Applicants therefore request authority under this Application-Declaration to provide such guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, "O&M Guarantees") concerning the performance and undertaking of obligations, directly or indirectly, to be incurred by Rule 58 Companies from time to time in connection with their performance of energy-related activities or Foreign Service Companies from time to time in connection with their performance of Service Activities. Accordingly, Energy and CSWI propose and seek the approval of the Commission required under Sections 6(a), 7 and 12(b) of the Act for Energy and CSWI (but not CSW) to issue or arrange O&M Guarantees in an aggregate amount not to exceed $200 million as required for Rule 58 Companies or Foreign Service Companies to satisfy credit support requirements of agreements and bidding requirements to which a Rule 58 Company or Foreign Service Company becomes a party in connection with the performance or provision of energy-related activities and Service Activities, respectively. The terms of, and any fees or interest payable in respect of, O&M Guarantees will be substantially on the terms of the Guarantees. The Applicants will include in the Rule 24 Report to be delivered under the Orders the amount of any O&M Guarantees outstanding at the end of the quarter to which such report applies. The amount of any O&M Guarantees issued on behalf of any Rule 58 Company will be included in the calculation of CSW's "aggregate investment" in "energy-related companies," as each such term is defined in Rule 58(b) under the Act. The amount of any O&M Guarantees issued on behalf of any Foreign Service Company will not be included in the calculation of CSW's "aggregate investment" as defined under Rule 53(a(1)(i) under the Act because such Foreign Service Companies will be neither an EWG nor a FUCO, and because the O&M Guarantees will be issued by Energy or CSWI, not CSW, and there will be no recourse to CSW under such O&M Guarantees.
                           The Applicants believe that, based on their current analysis of the domestic and international market for activities to be performed by Rule 58 Companies and Foreign Service Companies, many opportunities exist for CSW to market its expertise gained in the operation of the Operating Companies and its domestic and international nonutility enterprises. Under the privatization and deregulation underway or currently considered, both domestically and internationally, many older generating stations will have to be repowered to stay competitive, requiring expertise in design, engineering, construction management and low-cost operation and management of such generating stations. In addition, the privatization and deregulation of both domestic and international energy markets will provide opportunities for the marketing of expertise such as refurbishing boilers and other large industrial machinery with which CSW and its affiliates have substantial expertise due to their utility and nonutility operations.
                           The Applicants believe that authority to issue up to $200 million of such O&M Guarantees may not be required in the first two years of marketing such services, but as privatization, deregulation and decentralization of energy markets, both domestically and internationally, come to fruition, the market for such services will be greatly increased. The Applicants desire to build a strong presence in the domestic and international markets today, to better seize opportunities and exploit a favorable reputation at such time. Currently, the Applicants believe that the market for such services is primarily in the international market, but believe that in a few years, with deregulation and competition, substantial activity should be expected domestically.
                           The Applicants seek authority of the Commission pursuant to Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder for CSW Services and the Operating Subsidiaries from time to time to enter into agreements to provide services to Rule 58 Companies and/or Foreign Service Companies. Such services will be provided in accordance with the terms, conditions and restrictions set forth in Section 7 of this Item 1 applicable to agreements for services to be provided by CSW Services or the Operating Subsidiaries to CSWI, CSWdM or CSWdM Servicios, except that (in accordance with Rule 83 under the Act) Foreign Service Companies may offer services to its affiliates that do not derive, directly or indirectly, any material part of its income from sources within the United States. Without limiting the foregoing, (i) no more than 2% of the employees of the Operating Subsidiaries will at any time be providing services to CSWI, CSWdM, CSWdM Servicios, any EWG or FUCO held directly or indirectly by CSW or any Foreign Service Company, (ii) in no event will the provision of such services adversely affect the rate base or the costs to ratepayers of any such Operating Subsidiary, and (iii) the Applicants will report to the Commission information in respect of such services on the Rule 24 Report to be provided under Section 7 of this Item 1 in accordance therewith.
                           The authority requested under this Section 11 shall expire on December 31, 2002, provided that the Applicants request that no additional authority of the Commission be required to maintain any O&M Guarantee issued on or before December 31, 2002 beyond such date. The Applicants believe that the $200 million authority sought in this Section will be sufficient to support the activities of Rule 58 Companies and Foreign Service Companies through such date."
                  In addition to the authority under the Orders, CSW, Energy and CSWI received authority of the Commission by a Memorandum Opinion and Order Amendment Prior Orders to Modify Limitation on Use of Proceeds of Financing Transactions for Investment in Exempt Wholesale Generators and Foreign Utility Companies and Guarantees of Obligations Thereof, dated January 24, 1997 (HCAR 35-26653), in File No. 70-8809, to invest in Exempt Projects in an aggregate amount up to 100% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW, to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements in connection therewith.
Item 2.  Fees, Commissions and Expenses.
                  The estimate of the approximate amount of fees and expenses payable in connection with this Amendment No. 9 (post-effective) is as follows:
         Counsel fees
                  Milbank, Tweed, Hadley & McCloy.... 15,000.00

         Miscellaneous and incidental expenses
                  including travel, telephone,
                  postage and copying................  5,000.00

                           Total ....................$20,000.00


Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 12(b) and 13(b) of the Act, and Rules 43, 83, 86, 87, 88, 90, 91 and 94 thereunder, are or may be applicable to the transactions proposed by this Amendment No. 9 (post-effective). Specifically, Sections 6(a), 7 and 12(b) of the Act and Rule 43 thereunder are or may be applicable to the issuance by Energy or CSWI of the O&M Guarantees. Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43, 45 and 51 thereunder are or may be applicable to the issuance by O&M Holding Companies, and the acquisition by CSW, Energy or CSWI, directly or indirectly, of the securities of O&M Holding Companies. Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder are or may be applicable to the rendering of services by CSW Services or the Operating Subsidiaries to a Rule 58 Company or Foreign Service Company. To the extent any other sections of the Act, or rules thereunder, may be applicable to the proposed transactions, each of the Applicants hereby requests, for itself and its respective subsidiaries and associates, appropriate orders thereunder.
                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of June 30, 1997, CSW has invested approximately $910 million in the aggregate in Exempt Projects, or approximately 46% of $1,961 million, the average of CSW's consolidated retained earnings for the four consecutive quarters ended March 31, 1997, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records and financial statements required by Rule 53(a)(2). No more than 2% of the employees of CSW's domestic public utility subsidiaries presently render services to any Exempt Project in which CSW owns an interest, satisfying Rule 53(a)(3). CSW submitted those documents required by Rule 53(a)(4) to be submitted. None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4.  Regulatory Approval.
                  No state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.
Item 5.  Procedure.
                  It is requested that the Commission issue and publish no later than July 11, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than August 5, 1997, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than August 6, 1997, an appropriate order granting and permitting this Application-Declaration to become effective.
                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the transactions contemplated by this Application-Declaration may take place in the time period for the transactions contemplated hereby.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
         Exhibit 1  -      Proposed Notice of Proceeding.

         Exhibit 2  -      Preliminary Opinion of Milbank, Tweed, Hadley &
                           McCloy, counsel for CSW, Energy and CSWI.

         Exhibit 3 -       Financial Statements per book and pro forma as of
                           March 31, 1997 of CSW and Subsidiaries
                           (consolidated), CSW, Energy and CSWI.

Item 7.  Information as to Environmental Effects.
                  The proposed transactions do not involve major federal action having a significant effect on the human environment. See Item 1. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 10, 1997


                                      CENTRAL AND SOUTH WEST CORPORATION


                                    By:/s/WENDY G. HARGUS
                                          Wendy G. Hargus
                                          Treasurer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 10, 1997


                                CSW ENERGY, INC.


                             By:/s/ TERRY D. DENNIS
                                    Terry D. Dennis
                                    President and Chief Executive
                                    Officer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 10, 1997

                                 CSW INTERNATIONAL, INC.


                              By:/s/ TERRY D. DENNIS
                                     Terry D. Dennis
                                     President and Chief Executive
                                     Officer

                                INDEX OF EXHIBITS


    EXHIBIT                                                   TRANSMISSION
     NUMBER                EXHIBIT                               METHOD

       1     Proposed Notice of Proceeding.                    Electronic

       2     Preliminary Opinion of Milbank, Tweed,
             Hadley & McCloy,counsel for CSW, Energy
             and CSWI (to be filed by amendment).                 ---

       3     Financial Statements per book and pro                ---
             forma as of March 31, 1997 of CSW and
             Subsidiaries (consolidated), CSW, Energy and CSWI (to be filed by amendment).